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SEC FILE NUMBER
8-48744

S ON

19008791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Citizens Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
770 Legacy Place
Dedham, Massachusetts 02026

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kevin Carvalho (401) 260-2067

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

OATH OR AFFIRMATION

I, **Kevin Carvalho**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Citizens Securities, Inc. as of and for the year ended December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal Financial Officer
Title

Notary Public

JUNE SCANLON
Notary Public, State of Rhode Island
My Commission Expires August 29, 2021

CITIZENS SECURITIES, INC.

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
Citizens Securities, Inc.
Dedham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citizens Securities, Inc., (the "Company") a wholly owned subsidiary of Citizens Financial Group, Inc., as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2019
We have served as the Company's auditor since 2000.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
(IN THOUSANDS, EXCEPT SHARE FIGURES)

ASSETS		
Cash and cash equivalents	$	54,271
Restricted cash - deposits with clearing organizations		120
Commissions receivable		4,285
Fees receivable		2,267
Employee loan advances - net of reserves of $1,027		4,474
Deferred commissions		5,147
Income taxes receivable		802
Deferred tax assets - net		672
Premises and equipment - net of accumulated depreciation $1,278		703
Prepaid and other assets		1,836
TOTAL ASSETS	$	74,577
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued incentive compensation	$	15,040
Securities sold not yet purchased		16
Accrued expenses and other liabilities		4,822
TOTAL LIABILITIES		19,878
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value - authorized, 8,000 shares; 100 shares issued and outstanding		—
Additional paid-in capital		17,689
Retained earnings		37,010
TOTAL STOCKHOLDER'S EQUITY		54,699
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	74,577

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018
(IN THOUSANDS)

REVENUES:		
Commissions	$	80,804
Investment management fees		54,357
Revenue sharing fees		5,014
Customer account fees		3,850
Total revenue from contracts		144,025
Interest and dividend income		798
Other revenue		445
TOTAL REVENUES		145,268
EXPENSES:		
Employee compensation and benefits (includes $3,348 intercompany incentives)		89,286
Services and management fee to Parent		30,011
Clearing and investment management advisory fees		11,208
Outside service fees		6,830
Occupancy and equipment (includes $907 intercompany rent)		3,493
Legal and audit		3,112
Licenses and regulatory fees		2,703
Travel and entertainment		840
Office supplies		737
Communications		511
Other expenses		1,277
TOTAL EXPENSES		150,008
LOSS BEFORE INCOME TAXES		(4,740)
INCOME TAX BENEFIT		(1,336)
NET LOSS	$	(3,404)

See notes to financial statements.

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
(IN THOUSANDS)**

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - January 1, 2018	$—	$ 17,689	$ 40,414	$ 58,103
Net loss	—	—	(3,404)	(3,404)
BALANCE - December 31, 2018	$—	$ 17,689	$ 37,010	$ 54,699

See notes to financial statements.

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
(IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,404)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of employee loan advances		1,621
Amortization of deferred commission expense		9,067
Depreciation and amortization		326
Deferred income taxes		(127)
Share-based compensation		182
Increase (decrease) in operating assets and liabilities:		
Commissions receivable		663
Fees receivable		35
Employee loan advances and repayments, net		908
Deferred commissions		(7,832)
Other assets		625
Accrued incentive compensation		863
Due to affiliates		(109)
Securities sold not yet purchased		10
Accrued expenses and other liabilities		176
Net cash provided by operating activities		3,004
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(422)
Sale of fixed assets		141
Net cash used in investing activities		(281)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of employee tax withholding for share-based compensation		(89)
Net cash used in financing activities		(89)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,634
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF YEAR		51,757
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF YEAR	$	54,391
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Cash received during the year for income taxes	$	1,799
Non cash investing activities - Purchase of furniture and equipment included in accrued expenses		130

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Citizens Securities, Inc. (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company is a wholly-owned subsidiary of Citizens Bank, National Association (the "Parent"), which is a wholly-owned subsidiary of Citizens Financial Group, Inc. ("CFG").

The Company introduces the majority of brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC"), an unrelated third party, on a fully-disclosed basis and introduces securities transactions such as annuities and insurance, with product providers, on a direct basis.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to accrued incentive compensation, income taxes, fair value, fees receivable, reserve for doubtful accounts and other contingencies.

Revenue Recognition

On January 1, 2018, the Company adopted the new accounting standard, *Revenue from Contracts with Customers*, and all of the related amendments using the modified retrospective method. Adoption of the standard did not result in a change in the timing or amount of revenue recognized from contracts with customers. The Company did not recognize a cumulative adjustment to retained earnings upon adoption.

The Company recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the Company satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time. Judgments are made in the recognition of income including the timing of satisfaction of performance obligations and determination of the transaction price.

The Company does not have any material contract assets, liabilities, or other receivables recorded on its statement of financial condition, related to revenues from contracts with customers as of December 31, 2018. The Company has elected the practical expedient to exclude disclosure of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company has recognized revenue at the amount which it has the right to invoice for services performed.

(Amounts in thousands except share data)

A description of the components of revenue from contracts with customers is presented below:

Commissions
Commissions revenue represents commissions received from sales of mutual funds, annuities, traditional life insurance products, unit investment trusts, market-linked certificate of deposits, structured notes and other brokerage-related transactions. Revenue is recognized on a trade date basis, at a point in time, when providing trade execution, clearance and settlement services to brokerage customers. Commissions revenue is impacted by certain factors such as product type, commission rates and sales volume.

The Company earns commissions on asset-based fees such as 12b-1 fees, annuity and insurance trails and renewals based on investment balances in future periods, and are recognized at a point in time when the asset balance is known, or the renewal occurs, and the revenue is no longer constrained. For the period ended December 31, 2018, the Company recognized trailing commissions of $15,732 related to services provided in previous reporting periods.

Investment Management Fees
The Company receives investment management advisory fees from managing investment assets on behalf of its clients based on the value of assets under management and recognize them over the period (typically monthly) in which the related service is provided based on prior period asset balances.

Revenue Sharing Fees
The Company receives fees from investment product sponsors for marketing allowances and revenue sharing arrangements directly related to customer trade executions. These fees are recognized, at a point in time, when the asset balance is known and fees are reasonably estimated and no longer constrained.

Customer Account Fees
The Company receives customer account fees and may waive these fees for accounts that maintain minimum investment balances. Fees are recognized on a monthly basis as services are provided.

Cash and Cash Equivalents

For the purpose of reporting cash flows, balances include cash and money market accounts with an original maturity of less than 90 days. At December 31, 2018, cash equivalents included $51,511 of money market mutual funds.

Restricted Cash - Deposits at Clearing Organizations

Represents the cash account balance that is required to be maintained at clearing organizations based on clearing services agreements. As of December 31, 2018, $100 and $20 were held at NFSC and the Depository Trust & Clearing Corporation, respectively.

Employee Loan Advances

To recruit and retain financial advisors, the Company offers employee advances to financial advisors who meet specific criteria. Advances paid to financial advisors are charged to employee compensation and benefits on a straight-line basis over a five to seven year period, which represents the period of loan forgiveness. Should a financial advisor leave employment of the Company before the end of the term of the note, the remaining balance of the advance would be repayable to the Company. The Company maintains a reserve for advances made to financial advisors who have left the Company prior to full amortization of the note. Refer to Note 4 for further details.

Deferred Commissions

For certain investment management fees that are received over a period of time, as opposed to immediately upon sale, the Company will pay its financial advisors an amount that represents an estimate of such fees to be earned over the initial twelve months of the contract. Such payments are recorded as an asset, and are amortized over the respective period. Payouts to the financial advisors for the remaining terms of such income are paid out on the same basis as the related income is received. Refer to Note 5 for further details.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Additions to premises and equipment are recorded at cost. The cost of major additions, improvements and betterments is capitalized. Normal repairs and maintenance and other costs that do not improve the property, extend the useful life or otherwise do not meet capitalization criteria are charged to expense as incurred. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Refer to Note 6 for further details.

Fair Value of Financial Instruments

Certain financial assets and liabilities are measured at fair value on the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in the valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- *Level 1* - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
- *Level 2* - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.
- *Level 3* - Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 11 for further details.

Incentive Compensation

The Company maintains two incentive compensation plans for which it provides additional compensation to its financial advisors. The two plans are as follows:

- The annual production deferred bonus plan is based on current year commission sales, which are accrued for in the period of the commission sales and paid out in full, after a four year period has elapsed. If a financial advisor terminates employment with the Company, the entire amount of the compensation accrued for under the plan is forfeited back to the Company. The Company applies a forfeiture rate against the total of the accrual awards, which is based on the historical forfeitures under this plan.
- The incentive plan reflects the accrual and payment of commissions based on the general sale of investment products through the Company. The payouts under this plan are generally paid out within a month of being earned by the financial advisor.

(Amounts in thousands except share data)

In addition, the Company maintains an annual bonus plan which involves the award of cash and restricted stock units from CFG to certain executives of the Company. A restricted stock unit is the right to receive shares of CFG stock on a future date, which may be subject to time-based vesting conditions. Time-based restricted stock units granted generally become vested ratably over a three-year period.

The Company measures compensation expense related to restricted stock units based upon the fair value of the awards on the grant date, adjusted for forfeitures as they occur. Compensation expense is accrued on a straight-line basis over the requisite service period (i.e., vesting period) of the award.

3. RELATED PARTY TRANSACTIONS

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2018, service payments made to the Parent included in the statement of operations were $30,011 included in services and management fee to Parent, $3,348 of referral incentives included in employee compensation and benefits, and $907 of rental charges included in occupancy and equipment.

The Company participates in a non-contributory pension plan sponsored by CFG (the "Plan" or "qualified plan") that was closed to new hires and re-hires effective January 1, 2009 and frozen to all participants effective December 31, 2012. Benefits under the Plan are based on employees' years of service and highest five-year average eligible compensation. The Plan is funded on a current basis, in compliance with the requirements of ERISA. The Company also provides an unfunded, non-qualified supplemental retirement plan (the "non-qualified plan"), which was closed and frozen consistent with the qualified plan.

4. EMPLOYEE LOAN ADVANCES

The following table is a roll forward of active employee loan advances through December 31, 2018:

	Active Employee Loans
Balance as of December 31, 2017	$ 6,081
New employee loans	150
Amortization of employee loans	(1,621)
Transfers to inactive status, net	(556)
Other, net	(11)
Balance as of December 31, 2018	$ 4,043

Amortization expense is included as a component of employee compensation and benefits expense on the statement of operations.

(Amounts in thousands except share data)

The following table is a roll forward of inactive employee loan advances through December 31, 2018:

	Inactive Employee Loans
Balance as of December 31, 2017	$ 922
Transfers from active employee loans, net	556
Employee loan repayments	(534)
Reversal of employee loans	(459)
Increase in employee loan reserves, net of write-downs	(54)
Balance as of December 31, 2018	$ 431

As of December 31, 2018, there were 40 inactive loans outstanding of which 30 were not making routine payments. The reserve for employee loan advances was $1,027 as of December 31, 2018.

5. DEFERRED COMMISSIONS

During the year ended December 31, 2018, the Company paid $7,832 to its financial advisors for investment advisory commissions to be earned over the relevant period. Additionally, the Company amortized $9,067 of previously deferred commissions for the year ended December 31, 2018. This amount is recorded on the statement of operations as a component of employee compensation and benefits expense.

As of December 31, 2018, the Company has recorded a balance of $5,147 for deferred commissions. This amount is reported on the statement of financial condition within the deferred commissions line.

6. PREMISES, EQUIPMENT AND SOFTWARE

Premises, equipment and software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets, typically five to ten years.

	Cost
Equipment	$ 1,651
Building improvements	330
Total premises and equipment	1,981
Less: accumulated depreciation	(1,278)
Premises and equipment, net	$ 703

(Amounts in thousands except share data)

Capitalized software assets are reported as a component of other assets in the statement of financial condition.

	Cost
Software	$ 3,747
Less: accumulated amortization	(3,724)
Software, net	$ 23

7. ACCRUED INCENTIVE COMPENSATION

As of December 31, 2018, the total accrued amounts under each of the incentive compensation plans are as follows:

Accrued incentive plan	$ 7,011
Annual production deferred bonus plan	5,956
Annual bonus plan	2,073
Total	$ 15,040

The amounts are included in the statement of financial condition, in the accrued incentive compensation line.

8. SHARE-BASED COMPENSATION

The following table presents the activity related to the Company's share-based compensation from CFG share-based awards for the year end December 31, 2018:

	CFG Shares - Underlying Awards	Weighted Average - Grant Price
Outstanding, January 1	6,912	$ 28.99
Granted	6,291	39.98
Vested and Distributed	(6,636)	32.84
Transferred	(1,361)	41.12
Outstanding, December 31	5,206	$ 34.21

Compensation expense for the year ended December 31, 2018 was $180 and total unrecognized compensation expense for non-vested awards was $48 as of December 31, 2018. This expense is expected to be recognized over a weighted-average period of less than one year. No share-based compensation costs were capitalized during the year ended December 31, 2018.

The income tax benefit recognized in earnings based on the share-based compensation expense amounted to $17 for the year ended December 31, 2018.

(Amounts in thousands except share data)

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15-to-1. At December 31, 2018, the Company had net capital of $27,231, which was in excess of the required net capital of $1,324 by $25,907. The Company's ratio of aggregate indebtedness to net capital was .73 to 1. Refer to the computation of net capital schedule on page 20 for further details.

10. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2018, the net receivable from CFG was $355, which is included in income taxes receivable in the statement of financial condition.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income tax benefit for the year ended December 31, 2018, were as follows:

Current income tax benefit:		
Federal	$	780
State		429
Total current tax benefit		1,209
Deferred income tax benefit:		
Federal		22
State		105
Total deferred tax benefit		127
Total income tax benefit	$	1,336

The effective income tax rate differed from the U.S. federal income tax rate of 21% primarily as a result of the impact of state taxes.

(Amounts in thousands except share data)

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2018, are as follows:

Deferred tax assets:		
Accrued expenses not currently deductible	$	1,410
Deferred income		39
State net operating loss carryforwards		215
Total deferred tax assets		1,664
Deferred tax liabilities:		
Deferred compensation		(875)
Depreciation		(117)
Total deferred tax liabilities		(992)
Net deferred tax assets	$	672

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service ("IRS") and various state and local tax jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2015. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of operations.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2018.

11. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2018:

Money Market Mutual Funds - Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

	2018			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Assets - money market mutual funds	$ 51,511	—	—	$ 51,511

There were no transfers between Levels 1 and 2 during the year ended December 31, 2018.

(Amounts in thousands except share data)

12. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage services to domestic customers. Revenues for these services are transaction-based. The Company also receives revenues based on customers' assets under management that are held away. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company primarily clears securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally two business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

13. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims for regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In September 2018, the SEC notified CFG that it was investigating disclosures, made by the Company, in connection with the sales of certain mutual funds to clients with varying price differentials and related matters. As of December 31, 2018, there are no probable losses and there is no range of possible losses. The Company plans to vigorously defend against these matters.

14. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2018 through February 28, 2019 and has determined that there are no subsequent events that would require disclosure or adjustment in the financial statements.

SUPPLEMENTAL SCHEDULES

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2018
(IN THOUSANDS)

COMPUTATION OF NET CAPITAL	As Filed	Adjusted (a)	Revised
TOTAL STOCKHOLDER'S EQUITY	$ 54,771	$ (72)	$ 54,699
DEDUCTIONS AND/OR CHARGES - Non-allowable assets:			
Commissions and fees receivable	6,142	(120)	6,022
Employee loan advances - net	4,474	—	4,474
Premises and equipment - net	703	—	703
Deferred commissions	5,147	—	5,147
Other assets	10,182	48	10,230
Total non-allowable assets	26,648	(72)	26,576
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	28,123	—	28,123
HAIRCUT ON SECURITIES	(892)	—	(892)
NET CAPITAL	$ 27,231	$ —	$ 27,231
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness)	$ 1,324		$ 1,324
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100		$ 100
NET CAPITAL REQUIREMENT	$ 1,324		$ 1,324
EXCESS NET CAPITAL	$ 25,907		$ 25,907
COMPUTATION OF AGGREGATE INDEBTEDNESS			
AGGREGATE INDEBTEDNESS	$ 19,862	$ —	$ 19,862
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.73 to 1		.73 to 1

Note: The above chart and subsequent descriptions details the differences between these financial statements and the Company's unaudited FOCUS Report submitted January 25, 2019 as of December 31, 2018.
(a) - Audit and tax adjustments

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Sections (k)(2)(i) and (k)(2)(ii) of the Rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2018

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of the Rule.